Exhibit 4.14

SHARE PURCHASE AGREEMENT

BETWEEN

GUSHAN ENVIRONMENTAL ENERGY LIMITED,

ENGEN INVESTMENTS LIMITED,

GOLD HERO HOLDINGS LIMITED,

SILVER HARVEST HOLDINGS LIMITED,

GOLD WIDE ENTERPRISES LIMITED

AND

SILVERY BOOM LIMITED

SHARE PURCHASE AGREEMENT

(this “agreement”)

27 July 2011

PARTIES

GUSHAN ENVIRONMENTAL ENERGY LIMITED, a business company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (“Gushan”),

ENGEN INVESTMENTS LIMITED, a business company incorporated with limited liability under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Engen”), and a wholly-owned subsidiary of Gushan,

GOLD HERO HOLDINGS LIMITED (金豪控股有限公司), a business company incorporated with limited liability under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Gold Hero”),

SILVER HARVEST HOLDINGS LIMITED (豐銀控股有限公司), a business company incorporated with limited liability under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Silver Harvest”),

GOLD WIDE ENTERPRISES LIMITED (金博企業有限公司), a business company incorporated with limited liability under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Gold Wide”),

SILVERY BOOM LIMITED (銀昌有限公司), a business company incorporated with limited liability under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Silvery Boom”),

collectively, the foregoing companies are referred to as the “Parties”

BACKGROUND

This agreement contemplates a transaction in which Gushan will allot, issue and sell to Gold Wide and Silvery Boom, and Gold Wide and Silvery Boom will purchase from Gushan, up to 20,000,000 ordinary shares of Gushan, subject to a three-year earn-out that is tied to the financial performance of Hunan Yin Lian Xiangbei Copper Company Limited (湖南银联湘北铜业有限公司) (“Xiangbei”), which will become an indirect subsidiary of Gushan following the consummation of the transactions contemplated in the sale and purchase agreement dated as of the date hereof (the “PRC SPA”), between Xiangbei, True Excel Holdings Limited, 黄伟萍 and 张华义. Concurrently, Engen will allot, issue and sell to Gold Wide and Silvery Boom, and Gold Wide and Silvery Boom will purchase from Engen, ordinary shares of up to 8.502% and 5.668%, respectively, of Engen’s enlarged share capital after the issuance, subject to a three-year earn-out that is tied to the financial performance of Xiangbei.

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The Parties agree as follows.

1.	Definitions.

“2011 Statement” has the meaning set forth in §3(d)(i) below.

“2012 Statement” has the meaning set forth in §3(d)(ii) below.

“2013 Statement” has the meaning set forth in §3(d)(iii) below.

“Auditor” means Gushan’s independent auditor as of the relevant date.

“Cash” means cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with U.S. GAAP applied on a consistent basis.

“Closing” has the meaning set forth in §2(c) below.

“Closing Date” has the meaning set forth in §2(c) below.

“Earn-Out Consideration” means any of Y1 Earn-Out (Engen), Y1 Earn-Out (Gushan), Y2 Earn-Out (Engen), Y2 Earn-Out (Gushan) and Y3 Earn-Out (Engen) and Y3 Earn-Out (Gushan).

“Election Notice” means written notice from Gushan notifying the selling Holder that Gushan intends to exercise its Right of First Refusal as to some or all of the Engen Shares held by such Holder with respect to any Proposed Transfer.

“Engen Share” means any ordinary share, par value US$1.00 per share, of Engen.

“Gushan Share” means any ordinary share, par value HK$0.00001 per share, of Gushan.

“Holder” means, in the context of §9(b), each of Gold Wide and Silvery Boom.

“Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be materially adverse to the business of Gushan or Engen, as applicable, taken as a whole, or to the ability of any Party to consummate timely the transactions contemplated by this agreement; provided that none of the following will be deemed to constitute, and none of the following will be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including such conditions related to the business of Gushan or Engen, as applicable, (2) national or international political or social conditions, including the engagement by the Peoples’ Republic of China in hostilities, whether pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes in generally accepted accounting principles, (5) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity, or (6) the taking of any action contemplated by this agreement and the other agreements contemplated by this agreement, (b) any existing event, occurrence, or circumstance with respect to which either or both of Gold Wide and Silvery Boom has knowledge as of this date, and (c) any adverse change in or effect on the business of Gushan or Engen, as applicable, that is cured before the earlier of (i) the Closing Date and (ii) the date on which this agreement is terminated pursuant to §11 hereof.

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“Party” or “Parties” has the meaning set forth in the preface above.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a governmental entity (or any department, agency, or political subdivision thereof).

“Proposed Transfer” means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Engen Shares purchased pursuant to this agreement (or any interest therein) proposed by any of Gold Wide or Silvery Boom.

“Prospective Transferee” means any person to whom either Gold Wide or Silvery Boom proposes to make a Proposed Transfer.

“Right of First Refusal” means the right, but not an obligation, of Gushan, or its permitted transferees or assigns, to purchase some or all of the Engen Shares purchased by each of Gold Wide and Silvery Boom under this agreement with respect to a Proposed Transfer, on the terms and conditions specified in the Transfer Notice.

“Transfer Notice” means written notice from a either Gold Wide or Silvery Boom setting forth the terms and conditions of a Proposed Transfer.

“U.S. GAAP” means Generally Accepted Accounting Principles in the United States of America.

“Y1 Actual Net Income” means the net income of Xiangbei as set forth in the 2011 Statement.

“Y1 Adjusted Net Income” means the lesser of (i) Y1 Actual Net Income and (ii) Y1 Guaranteed Net Income.

“Y1 Earn-Out” means an amount, whether positive or negative, as determined pursuant to the formula set forth in §3(a)(iii) below.

“Y1 Earn-Out (Engen)” means the number of Engen Shares, whether positive or negative, as determined pursuant to the formula set forth in §3(a)(iii) below.

“Y1 Earn-Out (Gushan)” means the number of Gushan Shares, whether positive or negative, as determined pursuant to the formula set forth in §3(a)(iii) below.

“Y1 Guaranteed Net Income” means RMB20,000,000.

“Y2 Actual Net Income” means the net income of Xiangbei as set forth in the 2012 Statement.

“Y2 Adjusted Net Income” means the lesser of (i) the sum of Y1 Actual Net Income and Y2 Actual Net Income and (ii) Y2 Guaranteed Net Income.

“Y2 Earn-Out” means an amount, whether positive or negative, as determined pursuant to the formula set forth in §3(b)(iii) below.

“Y2 Earn-Out (Engen)” means the number of Engen Shares, whether positive or negative, as determined pursuant to the formula set forth in §3(b)(iii) below.

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“Y2 Earn-Out (Gushan)” means the number of Gushan Shares, whether positive or negative, as determined pursuant to the formula set forth in §3(b)(iii) below.

“Y2 Guaranteed Net Income” means RMB70,000,000.

“Y3 Actual Net Income” means the net income of Xiangbei as set forth in the 2013 Statement.

“Y3 Adjusted Net Income” means the lesser of (i) the sum of Y1 Actual Net Income, Y2 Actual Net Income and Y3 Actual Net Income and (ii) Y3 Guaranteed Net Income.

“Y3 Earn-Out” means an amount, whether positive or negative, as determined pursuant to the formula set forth in §3(c)(iii) below.

“Y3 Earn-Out (Engen)” means the number of Engen Shares, whether positive or negative, as determined pursuant to the formula set forth in §3(c)(iii) below.

“Y3 Earn-Out (Gushan)” means the number of Gushan Shares, whether positive or negative, as determined pursuant to the formula set forth in §3(c)(iii) below.

“Y3 Guaranteed Net Income” means RMB150,000,000.

2.	Purchase and Sale Agreements.

(a)	Basic Transaction. On the terms and subject to the conditions of this agreement, (1) each of Gold Wide and Silvery Boom agrees to purchase from Engen, and Engen agrees to allot, issue and sell to each of Gold Wide and Silvery Boom up to 8.502% and 5.668%, respectively, of the Engen Shares making up Engen’s enlarged share capital after the issuances, and (2) each of Gold Wide and Silvery Boom agrees to purchase from Gushan and Gushan agrees to allot, issue and sell to Gold Wide and Silvery Boom up to 12,000,000 and 8,000,000 Gushan Shares (when issued, to be credited as fully paid at par), respectively, in each case for the consideration specified in §2(b) below, according to a three-year earn-out that is tied to the financial performance of Xiangbei as specified in §3 below.

(b)	Purchase Price. (i) Gold Wide agrees to pay Engen at the Closing US$426,485 in consideration for the Engen Shares to be purchased by it, (ii) Silvery Boom agrees to pay to Engen at the Closing US$284,323 in consideration for the Engen Shares to be purchased by it, (iii) Gold Wide agrees to pay to Gushan HK$120 at the Closing in consideration for up to 12,000,000 Gushan Shares, and (iv) Silvery Boom agrees to pay to Gushan HK$80 at the Closing in consideration for up to 8,000,000 Gushan Shares, by delivery of Cash payable by wire transfer or delivery of other immediately available funds to an account designated by Engen, in the case of (i) and (ii) above, and Gushan, in the case of (iii) and (iv) above.

(c)	Closing. The closing of the transactions contemplated by this agreement (the “Closing”) will take place at Room 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, beginning at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated in this agreement (other than conditions with respect to actions the respective Parties will take at the Closing itself) or any other date the Parties mutually determine (the “Closing Date”); except that the Closing Date will be no later than 31 December 2011.

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(d)	Deliveries at Closing. At the Closing, (i) the Parties shall deliver to each other the various instruments and documents referred to in §10 below, (ii) Gushan will deliver a copy of the resolutions of the board of directors of Gushan approving the transactions detailed in §2(a), (iii) Engen will deliver a copy of its resolutions of the board of directors of Engen approving the transactions detailed in §2(a) above, (iv) Gold Wide will deliver a copy of its resolutions of the board of directors of Gold Wide approving the transactions detailed in §2(a) above, (v) Silvery Boom will deliver a copy of its resolutions of the board of directors of Silvery Boom approving the transactions detailed in §2(a) above, (vi) Gold Wide and Silvery Boom shall deliver to Engen at the Closing US$426,485, and US$284,323, respectively, and (v) Gold Wide and Silvery Boom shall deliver to Gushan HK$120 and HK$80, respectively.

(e)	Dilution Effect. The Parties agree that the dilution effect on the existing shareholdings in Engen, caused by the new issue of Engen Shares pursuant to §3 below, shall be borne as to 55.88% by Gushan, 24.07% by Gold Hero and 20.05% by Silver Harvest. Any deviation from this proportion will be adjusted by the transfer of Engen Shares among Gushan, Gold Hero and Silver Harvest at nil cost. Assuming Xiangbei achieves Y1 Guaranteed Net Income, Y2 Guaranteed Net Income and Y3 Guaranteed Net Income, and the full Earn-Out Consideration in Engen Shares is paid following the consummation of this agreement, Engen will be owned as to 67.08%, 10.23%, 8.52%, 8.502% and 5.668% by Gushan, Gold Hero, Silver Harvest, Gold Wide and Silvery Boom, respectively.

3.	Earn-Out Arrangements.

The Earn-Out Consideration payable to Gold Wide and Silvery Boom shall be determined as follows:

(a)	2011 Earn-Out Arrangement.

(i)	Upon such date as determined pursuant to the procedures set forth in §3(d) below, Engen will issue to Gold Wide and Silvery Boom a number of Engen Shares equal to 60% and 40% of the Y1 Earn-Out (Engen), respectively;

(ii)	Upon such date as determined pursuant to the procedures set forth in §3(d) below, Gushan will issue to Gold Wide and Silvery Boom a number of Gushan Shares equal to 60% and 40% of the Y1 Earn-Out (Gushan), respectively;

(iii)	Y1 Earn-Out, Y1 Earn-Out (Engen) and Y1 Earn-Out (Gushan) shall be determined in accordance with the following formulae:

Y1 Earn-Out =	(	Y1 Adjusted Net Income	)	(	RMB30,000,000 + RMB49,770,000)	– RMB30,000,000
Y1 Guaranteed Net Income

Y1 Earn-Out (Engen) =	(ES)(x)
(1-x)

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where

ES =	Number of issued and outstanding Engen Shares as of the date of this agreement which is 10,000, or as this number may be sub-divided in the future, without regard to Engen Shares issued subsequent to the date of this agreement.

x = Y1 Earn-Out (Engen) in term of shareholding %=	Y1 Earn-out	RMB28,320,000
	RMB600,000,000	RMB49,770,000

Y1 Earn-Out (Gushan) =	(	Y1 Earn-out/RMB6.5)	(	RMB21,450,000)
		0.5		RMB49,770,000

Provided, however, if the Y1 Earn-Out is a negative number, Gold Wide and Silvery Boom shall instead pay to Engen an absolute amount in Cash equal to the Y1 Earn-Out.

(b)	2012 Earn-Out Arrangement.

(i)	Upon such date as determined pursuant to the procedures set forth in §3(d) below, Engen will issue to Gold Wide and Silvery Boom a number of Engen Shares equal to 60% and 40% of the Y2 Earn-Out (Engen), respectively;

(ii)	Upon such date as determined pursuant to the procedures set forth in §3(d) below, Gushan will issue to Gold Wide and Silvery Boom a number of Gushan Shares equal to 60% and 40% of the Y2 Earn-Out (Gushan), respectively;

(iii)	Y2 Earn-Out, Y2 Earn-Out (Engen) and Y2 Earn-Out (Gushan) shall be determined in accordance with the following formulae:

Y2 Earn-Out =	(	Y2 Adjusted Net Income	)	(	RMB30,000,000 + RMB99,540,000)	– RMB30,000,000 – Y1 Earn-Out
Y2 Guaranteed Net Income

Y2 Earn-Out (Engen) =	(ES)(x)	– Y1 Earn-Out (Engen)
(1-x)

where

ES =	Number of issued and outstanding Engen Shares as of the date of this agreement which is 10,000, or as this number may be sub-divided in the future, without regard to Engen Shares issued subsequent to the date of this agreement.

X = Y2 Earn-Out (Engen)in term of shareholding % =	(	(Y2 Earn-out + Y1 Earn-out))	(	RMB56,640,000)
		RMB600,000,000		RMB99,540,000

Y2 Earn-Out (Gushan) =	(	(Y2 Earn-out + Y1 Earn-out)/RMB6.5)	(	RMB42,900,000)	– Y1 Earn-Out (Gushan)
		0.5		RMB99,540,000

Provided, however, if the Y2 Earn-Out is a negative number, Gold Wide and Silvery Boom shall instead either (i) pay to Engen an amount in Cash equal to the absolute value of the Y2 Earn-Out, or (ii) return to Gushan that number of Gushan Shares equal to the absolute value of the quotient of the Y2 Earn-Out divided by RMB3.25, or (iii) return to Engen that number of Engen Shares as determined pursuant to the following formula:

Y1 Earn-Out (Engen) -	(ES)(y-z)
1-(y-z)

where

ES =	Number of issued and outstanding Engen Shares as of the date of this agreement which is 10,000, or as this number may be sub-divided in the future, without regard to Engen Shares issued subsequent to the date of this agreement.

y = Y1 Earn-Out (Engen) in term of shareholding % and

z =	Absolute value of Y2 Earn-Out
RMB600,000,000

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(c)	2013 Earn-Out Arrangement.

(i)	Upon such date as determined pursuant to the procedures set forth in §3(d) below, Engen will issue to Gold Wide and Silvery Boom a number of Engen Shares equal to 60% and 40% of the Y3 Earn-Out (Engen), respectively;

(ii)	Upon such date as determined pursuant to the procedures set forth in §3(d) below, Gushan will issue to Gold Wide and Silvery Boom a number of Gushan Shares equal to 60% and 40% of the Y3 Earn-Out (Gushan), respectively;

(iii)	Y3 Earn-Out, Y3 Earn-Out (Engen) and Y3 Earn-Out (Gushan) shall be determined in accordance with the following formulae:

Y3 Earn-Out =	(	Y3 Adjusted Net Income	)	(	RMB30,000,000 + RMB150,000,000)	– RMB30,000,000 – Y1 Earn-Out – Y2 Earn-Out
Y3 Guaranteed Net Income

Y3 Earn-Out (Engen) =	(ES)(x)	– Y1 Earn-Out (Engen) – Y2 Earn-Out (Engen)
(1-x)

where

ES =	Number of issued and outstanding Engen Shares as of the date of this agreement which is 10,000, or as this number may be sub-divided in the future, without regard to Engen Shares issued subsequent to the date of this agreement.

X = Y3 Earn-Out (Engen) in term of shareholding % =	(	(Y3 Earn-out + Y2 Earn-Out + Y1 Earn-Out))	(	RMB85,000,000)
		RMB600,000,000		RMB150,000,000

Y3 Earn-Out (Gushan) =	(	(Y3 Earn-out + Y2 Earn-Out + Y1 Earn-Out) / RMB6.5)	(	RMB65,000,000)	– Y1 Earn-Out (Gushan) – Y2 Earn-Out (Gushan)
		0.5		RMB150,000,000

Provided, however, if the Y3 Earn-Out is a negative number, Gold Wide and Silvery Boom shall instead either (i) pay to Engen an amount in Cash equal to the absolute value of the Y3 Earn-Out, or (ii) return to Gushan that number of Gushan Shares equal to the absolute value of the quotient of the Y3 Earn-Out divided by RMB3.25, or (iii) return to Engen that number of Engen Shares as determined pursuant to the following formula:

Y2 Earn-Out (Engen) -	(ES)(y-z)
1-(y-z)

where

ES =	Number of issued and outstanding Engen Shares as of the date of this agreement which is 10,000, or as this number may be sub-divided in the future, without regard to Engen Shares issued subsequent to the date of this agreement.

y = Y2 Earn-Out (Engen) in term of shareholding % and

z =	Absolute value of Y3 Earn-Out
RMB600,000,000

(d)	Earn-Out Statements and Procedures.

(i)	On or before 30 April 2012, Gushan shall provide each of Gold Wide and Silvery Boom with a copy of an audit memorandum of Xiangbei for the twelve months ended 31 December 2011 and a written statement setting forth the computation of the net income for such period, each as prepared by the Auditor in accordance with U.S. GAAP (such statements, collectively, the “2011 Statement”).

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(ii)	On or before 30 April 2013, Gushan shall provide each of Gold Wide and Silvery Boom with a copy of an audit memorandum of Xiangbei for the twelve months ended 31 December 2012 and a written statement setting forth the computation of the net income for such period, each as prepared by the Auditor in accordance with U.S. GAAP (such statements, collectively, the “2012 Statement”).

(iii)	On or before 30 April 2014, Gushan shall provide each of Gold Wide and Silvery Boom with a copy of an audit memorandum of Xiangbei for the twelve months ended 31 December 2013 and a written statement setting forth the computation of the net income for such period, each as prepared by the Auditor in accordance with U.S. GAAP (such statements, collectively, the “2013 Statement” and each of the 2011 Statement, the 2012 Statement and the 2013 Statement, an “Earn-Out Statement”).

(iv)	Upon receipt of an Earn-Out Statement, Gold Wide and Silvery Boom will have thirty (30) days in which to examine the relevant Earn-Out Statement and the information set forth therein (the “Earn-Out Examination Period”). During the Earn-Out Examination Period, Gold Wide’s and Silvery Boom’s experts must have reasonable access to the books, records (including financial statements), properties and personnel of Xiangbei and each subsidiary during regular business hours for purposes of verifying the accuracy and fairness of the presentation of such Earn-Out Statement and Gushan shall cause Xiangbei to reasonably cooperate with Gold Wide and Silvery Boom and their experts. The Auditors shall issue a Final Earn-Out Statement (as defined below) at the end of the Earn-Out Examination Period unless Gold Wide and Silvery Boom delivers a notice in writing to Gushan (an “Objection Notice”) on or before the end of the relevant Earn-Out Examination Period, indicating that they disagree with the Earn-Out Statement (which Objection Notice will set forth in reasonable detail the matters subject to dispute so that Gushan can determine from the face of the Objection Notice the substance of the objections). Gold Wide, Silvery Boom and Gushan shall then discuss and attempt to resolve through negotiation such disputed items (the “Disputed Items”) for a period not to exceed ten (10) days following receipt of an Objection Notice. Upon such resolution, if any, the Earn-Out Statement shall be amended accordingly and the Auditor shall issue a Final Earn-Out Statement.

(v)	If Disputed Items remain at the conclusion of such ten (10) day period, then the Disputed Items must be submitted by the Parties to the Auditor to be reviewed as promptly as reasonably practicable and, upon completion of such review, the Auditor shall deliver a written notice to Gold Wide, Silvery Boom and Gushan setting forth its resolution of each Disputed Item and the amount of the Earn-Out Consideration that Gushan and Engen are required to pay to Gold Wide and Silvery Boom and the Auditor shall amend the Earn-Out Statement accordingly and issue a Final Earn-Out Statement. Gold Wide and Silvery Boom, on the one hand, and Gushan, on the other hand, each shall pay their own fees and expenses incurred in connection with any such review and 50% of the fees and expenses of the Auditor.

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(vi)	The “Final Earn-Out Statement” will be based on the Earn-Out Statement, as amended, in accordance with this section and issued by the Auditor and will be final, conclusive and binding on the Parties.

(vii)	If payment by Gushan and/or Engen of Earn-Out Consideration pursuant to the Earn-Out Statement for the relevant period is required following the issuance of a Final Earn-Out Statement, Gushan and/or Engen will, within five (5) business days of the date of such Final Earn-Out Statement, allot and issue such Gushan Shares and/or Engen Shares to Gold Wide and Silvery Boom, as applicable.

4.	Gold Wide’s and Silvery Boom’s Representations and Warranties Concerning Transaction.

Each of Gold Wide and Silvery Boom jointly and severally represents and warrants to Engen and Gushan that the statements contained in this §4 are correct and complete as of the date of this agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this agreement throughout this §4.

(a)	Organization of Gold Wide and Silvery Boom. Each of Gold Wide and Silvery Boom is a corporation duly organized, validly existing, and in good standing under the laws of the British Virgin Islands.

(b)	Authorization of Transaction. Each of Gold Wide and Silvery Boom has full power and authority (including full corporate or other entity power and authority) to execute and deliver this agreement and to perform its respective obligations hereunder. This agreement constitutes the valid and legally binding obligation of each of Gold Wide and Silvery Boom, enforceable in accordance with its terms and conditions. Neither Gold Wide nor Silvery Boom need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this agreement. The execution, delivery, and performance of this agreement and all other agreements contemplated by this agreement have been duly authorized by all corporate and other actions of each of Gold Wide and Silvery Boom.

(c)	Non-contravention. Neither the execution and delivery of this agreement, nor the consummation of the transactions contemplated by this agreement, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which either of Gold Wide or Silvery Boom is subject or any provision of their respective governing documents or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which either of Gold Wide or Silvery Boom is a party or by which either is bound or to which any of their respective assets are subject.

(d)	Regulation S. Neither Gold Wide nor Silvery Boom are U.S. persons; Gold Wide and Silvery Boom are each purchasing shares of Gushan and Engen in offshore transactions, as such terms are defined in Regulation S (“Regulation S”) under the Securities Act of 1933, as amended (the “Securities Act”). None of Gold Wide, Silvery Boom nor any persons acting on their behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect any Gushan Shares and/or Engen Shares, and each of Gold Wide and Silvery Boom and their respective affiliates have complied and will comply with the offering restrictions requirement of Regulation S;

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5.	Representations and Warranties Concerning Gushan Shares.

Gushan represents and warrants to Gold Wide and Silvery Boom that the statements contained in this §5 are correct and complete as of the date of this agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this agreement throughout this §5).

(a)	Organisation, Qualification, and Corporate Power. Gushan is a corporation duly organized, validly existing, and in good standing under the laws of the Cayman Islands. Gushan is authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Gushan has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

(b)	Capitalization. The entire authorized share capital of Gushan consists of 38,000,000,000 Gushan Shares, of which 192,191,943 Gushan Shares are issued and outstanding. All issued and outstanding Gushan Shares have been duly authorized, are validly issued, fully paid, and non-assessable. Except as publicly disclosed, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Gushan to issue, sell, or otherwise cause to become outstanding any of its authorized but unissued share capital. Except as publicly disclosed, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Gushan.

(c)	Non-contravention. To the knowledge of Gushan, neither the execution and delivery of this agreement, nor the consummation of the transactions contemplated by this agreement, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Gushan is subject or any provision of the charter or bylaws of Gushan, except where the violation would not have a Material Adverse Effect. Except as otherwise disclosed herein, to the knowledge of Gushan and except as provided herein, Gushan does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.

6.	Representations and Warranties Concerning Engen Shares

Engen represents and warrants to Gold Wide and Silvery Boom that the statements contained in this §6 are correct and complete as of the date of this agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this agreement throughout this §6).

(a)	Organisation, Qualification, and Corporate Power. Engen is a corporation duly organised, validly existing, and in good standing under the laws of the British Virgin Islands. Engen is authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Engen has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

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(b)	Capitalisation. The entire authorized share capital of Engen consists of 50,000 Engen Shares, of which 10,000 Engen Shares are issued and outstanding. All issued and outstanding Engen Shares have been duly authorized, are validly issued, fully paid, and non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Engen to issue, sell, or otherwise cause to become outstanding any of its authorised but unissued share capital. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Engen.

(c)	Non-contravention. To the knowledge of Engen, neither the execution and delivery of this agreement, nor the consummation of the transactions contemplated by this agreement, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Engen is subject or any provision of the charter or bylaws of Engen, except where the violation would not have a Material Adverse Effect. To the knowledge of Engen, Engen does not need to give any notice to, make any filing with, or obtain any authorisation, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this agreement, except where the failure to give notice, to file, or to obtain any authorisation, consent, or approval would not have a Material Adverse Effect.

7.	Gold Hero’s and Silver Harvest’s and Warranties Concerning Transaction.

Each of Gold Hero and Silver Harvest jointly and severally represents and warrants to Engen and Gushan that the statements contained in this §7 are correct and complete as of the date of this agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this agreement throughout this §7.

(a)	Organization of Gold Hero and Silver Harvest. Each of Gold Hero and Silver Harvest is a corporation duly organized, validly existing, and in good standing under the laws of the British Virgin Islands.

(b)	Authorization of Transaction. Each of Gold Hero and Silver Harvest has full power and authority (including full corporate or other entity power and authority) to execute and deliver this agreement and to perform its respective obligations hereunder. This agreement constitutes the valid and legally binding obligation of each of Gold Hero and Silver Harvest, enforceable in accordance with its terms and conditions. Neither Gold Hero and Silver Harvest need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this agreement. The execution, delivery, and performance of this agreement and all other agreements contemplated by this agreement have been duly authorized by all corporate and other actions of each of Gold Hero and Silver Harvest.

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(c)	Non-contravention. Neither the execution and delivery of this agreement, nor the consummation of the transactions contemplated by this agreement, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which either of Gold Hero and Silver Harvest is subject or any provision of their respective governing documents or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which either of Gold Hero and Silver Harvest is a party or by which either is bound or to which any of their respective assets are subject.

8.	Pre-Closing Covenants.

The Parties agree as follows with respect to the period between the execution of this agreement and the Closing.

(a)	General. Each of the Parties will use its reasonable best efforts to take all actions and to do all things necessary to consummate and make effective the transactions contemplated by this agreement (including satisfaction, but not waiver, of the Closing conditions set forth in §9(b) below).

(b)	Notices and Consents. Each of Gushan and Engen shall give any notices to third parties, and shall use their respective reasonable best efforts to obtain any third party consents that Gold Hero, Silver Harvest, Gold Wide or Silvery Boom may reasonably request in connection with the matters referred to in §5(c), §6(c) and §7(c) above. Each of the Parties will give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §4(c), §5(c), §6(c) and §7(c) above.

(c)	PRC Transaction. All conditions precedent to the consummation of the transaction contemplated in the PRC SPA have been satisfied, including, without limitation, any relevant filings, notices, authorizations, consents, and approvals of governments and governmental agencies.

9.	Post-Closing Covenants.

(a)	In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this agreement, each of the Parties will take any further action (including the execution and delivery of such further instruments and documents) any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

(b)	Right of First Refusal.

(i)	Grant. Subject to the terms of §12 below, each Holder hereby unconditionally and irrevocably grants to Gushan a Right of First Refusal to purchase all or any portion of the Gushan Shares and the Engen Shares that such Holder may propose to transfer in a Proposed Transfer, at or below the price as offered to the Prospective Transferee and on the same terms and conditions as those offered to the Prospective Transferee.

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(ii)	Notice. Each Holder proposing to make a Proposed Transfer must deliver a Transfer Notice to Gushan not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this §9(b), Gushan must deliver an Election Notice to the selling Holder within fifteen (15) days after delivery of the Transfer Notice.

(iii)	Consideration; Closing. The closing of the purchase of Gushan Shares and/or Engen Shares by Gushan pursuant to this §9(b) shall take place, and all payments from Gushan shall have been delivered to the selling Holder, by the later of (i) the date specified in the Transfer Notice as the intended date of the Proposed Transfer and (ii) ninety (90) days after delivery of the Transfer Notice.

(iv)	Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this §9(b) shall be null and void ab initio, shall not be recorded by the register of members of Gushan and/or Engen and shall not be recognized by Gushan and/or Engen. Each Holder hereto acknowledges and agrees that any breach of this §9(b) would result in substantial harm to Gushan and Engen for which monetary damages alone could not adequately compensate. Therefore, the Holders hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Gushan and/or Engen Shares not made in strict compliance with this agreement).

(c)	Gushan Share Price Guarantee

If the volume weighted average trading price of Gushan Shares (as represented by Gushan’s American Depository Shares (“ADS”)) over the 30 calendar day period immediately after the public announcement of Gushan’s 2013 annual financial results (“Guaranteed Period”) is less than US$1.25 per share, Gushan shall compensate Gold Wide and Silvery Boom for the shortfall by issuing additional Gushan Shares (“Additional Gushan Shares”) to Gold Wide and Silvery Boom. The number of Additional Gushan Shares to be issued to Gold Wide and Silvery Boom shall be calculated by: (i) multiplying the shortfall per share by the total number of Gushan Shares entitled by Gold Wide and Silvery Boom under the Y1 Earn-Out (Gushan), Y2 Earn-Out (Gushan), and Y3 Earn-Out (Gushan) (expressed in Renminbi based on the average U.S. dollar to Renminbi exchange rate during the Guaranteed Period (“average exchange rate”), calculated based on daily exchange rates published by The People’s Bank of China) (“Shortfall Amount”); (ii) the Shortfall Amount shall be limited to RMB20,000,000; and (iii) the Shortfall Amount shall be divided by the average exchange rate, and further divided by the volume weighted average trading price per Gushan Share over the Guaranteed Period.

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(d)	Gushan American Depository Shares

If Gushan fails to comply with Section 802.01C under the continued listing standards of the New York Stock Exchange, Inc. in relation to its ADSs by reason of the average closing price of its ADS falling below US$1.00 over a consecutive 30-trading-day period and as a result, its ADSs are delisted before the expiry of the Guaranteed Period, the Earn-Out Consideration paid and payable to Gold Wide and Silvery Boom in Gushan Shares and the Additional Gushan Shares payable, if any, shall be replaced with Cash at US$0.50 per Gushan Share.

(e)	Future Additional Capital Requirements

If Xiangbei requires additional funding from its shareholders in the form of shareholders’ loans after the Closing, both Gold Wide and Silvery Boom shall not be required to advance any part of the first RMB120,000,000 of the total of such shareholders’ loans made within the first two (2) years after the Closing.

10.	Conditions to Obligation to Close.

(a)

Conditions to Gold Wide’s and Silvery Boom’s Obligation. Gold Wide’s and Silvery Boom’s obligation to consummate the transactions to be performed respectively by them in connection with the Closing is subject to satisfaction of the following conditions:

(i)	The representations and warranties set forth in §5 and §6 above must be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) must be true and correct in all respects at and as of the Closing Date;

(ii)	Each of Gushan and Engen must have performed and complied with all their respective covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case the responsible Party must have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing; and

(iii)	The relevant Parties must have entered into the PRC SPA in form and substance as set forth in Exhibit A attached hereto and the same must be in full force and effect.

Each of Gold Wide or Silvery Boom may waive any condition specified in this §10(a) if it executes a writing so stating at or before the Closing.

(b)	Conditions to Gushan’s and Engen’s Obligation. Each of Gushan’s and Engen’s obligation to consummate the transactions to be performed by them, respectively, in connection with the Closing is subject to satisfaction of the following conditions:

(i)	The representations and warranties set forth in §4 and §7 above must be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) must be true and correct in all respects at and as of the Closing Date;

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(ii)	Each of Gold Wide and Silvery Boom must have performed and complied with all their respective covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain the terms such as “Material Adverse Effect,” or “Material Adverse Change,” in which case each of Gold Wide and Silvery Boom must have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;

(iii)	There may not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this agreement;

(iv)	All actions to be taken by each of Gold Wide and Silvery Boom in connection with consummation of the transactions contemplated by this agreement and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated by this agreement will be reasonably satisfactory in form and substance to Gushan and Engen;

(v)	The relevant Parties must have entered into the PRC SPA in form and substance as set forth in Exhibit A attached hereto and the same must be in full force and effect; and

(vi)	A Capital Verification Report (验资报告) must have been issued by a registered accounting firm in the PRC in respect of the acquisition of 100% of the equity of Xiangbei by True Excel Holdings Limited from Huang Weiping (黄伟萍) and Zhang Huayi (张华义).

Each of Gushan or Engen may waive any condition specified in this §10(b) if it executes a writing so stating at or before the Closing.

11.	Termination.

(a)	Termination of Agreement. The Parties may terminate this agreement as provided below:

(i)	The Parties may terminate this agreement by mutual written consent any time before the Closing;

(ii)	Any Party may terminate this agreement by giving written notice to any other Party any time before the Closing (A) if a Party has breached any representation, warranty, or covenant contained in this agreement (other than the representations and warranties in §5 above) in any material respect, the terminating Party has notified the breaching Party of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing has not occurred on or before 31 December 2011, by reason of the failure of any condition precedent under §10(b) hereof (unless the failure results primarily from Gold Wide, Silvery Boom or Engen itself breaching any representation, warranty, or covenant contained in this agreement).

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(b)

Effect of Termination. If any Party terminates this agreement pursuant to §11(a) above, all rights and obligations of the Parties hereunder will terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach).

12.	Restricted Securities.

(a)	Each of Gold Wide and Silvery Boom understands that the Gushan Shares to be allotted and issued to it pursuant to this agreement have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the representations of each of Gold Wide and Silvery Boom as expressed herein. Each of Gold Wide and Silvery Boom understands that such Gushan Shares purchased pursuant to this agreement are “restricted securities” under applicable United States federal and state securities laws and that, pursuant to these laws, each of Gold Wide and Silvery Boom must hold such Gushan Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each of Gold Wide and Silvery Boom acknowledges that Gushan has no obligation to register or qualify such Gushan Shares for resale. Each of Gold Wide and Silvery Boom further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for such Gushan Shares, and on requirements relating to Gushan which are outside of Gushan’s control, and which Gushan is under no obligation and may not be able to satisfy.

(b)	Each of Gold Wide and Silvery Boom understands that the Engen Shares purchased pursuant to this agreement have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the representations of each of Gold Wide and Silvery Boom as expressed herein. Each of Gold Wide and Silvery Boom understands that such Engen Shares are “restricted securities” under applicable United States federal and state securities laws and that, pursuant to these laws, each of Gold Wide and Silvery Boom must hold such Engen Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each of Gold Wide and Silvery Boom acknowledges that Engen has no obligation to register or qualify such Engen Shares for resale. Each of Gold Wide and Silvery Boom further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for such Engen Shares, and on requirements relating to Engen which are outside of Engen’s control, and which Engen is under no obligation and may not be able to satisfy.

(c)	Each of Gold Wide and Silvery Boom understands that the Gushan Shares purchased pursuant to this agreement will bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND, TO THE EXTENT REQUIRED, ANY APPLICABLE STATE SECURITIES LAWS OR (B) UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE ISSUER THAT AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.”

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(d)	Each of Gold Wide and Silvery Boom understands that the Engen Shares purchased pursuant to this agreement will bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND, TO THE EXTENT REQUIRED, ANY APPLICABLE STATE SECURITIES LAWS OR (B) UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE ISSUER THAN AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.”

13.	Miscellaneous.

(a)	Press Releases and Public Announcements. Except as provided herein, no Party may issue any press release or make any public announcement relating to the subject matter of this agreement before the Closing without the prior written approval of the other Parties; except that any Party may make any public disclosure it believes in good faith is required by applicable law, rules, regulations, rules of any self-regulating organisation or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party before making the disclosure). Gushan will issue a press release announcing the execution and delivery of this agreement and the PRC SPA, summarizing the transactions contemplated thereby and file a Current Report on Form 6-K attaching such press release. As soon as practicable after either the termination of this agreement or the Closing, as applicable, Gushan shall issue a press release announcing such termination or Closing.

(b)	No Third-Party Beneficiaries. This agreement does not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(c)	Entire Agreement. This agreement (including the documents referred to in this agreement) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(d)	Succession and Assignment. This agreement binds and inures to the benefit of the Parties named in this agreement and their respective successors and permitted assigns. No Party may assign either this agreement or any of his, her, or its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

(e)	Counterparts. This agreement may be executed in one or more counterparts (including by means of facsimile), each of which is deemed an original but all of which together constitute the same instrument.

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(f)	Headings. The section headings contained in this agreement are inserted for convenience only and do not affect in any way the meaning or interpretation of this agreement.

(g)

Notices. All notices, requests, demands, claims, and other communications hereunder must be in writing. Any notice, request, demand, claim, or other communication hereunder will be deemed duly given (i) when delivered personally to the recipient, (ii) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) one (1) business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four (4) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Gushan:	Chief Financial Officer Gushan Environmental Energy Limited Room 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong	Copy to:	Matthew Sheridan Sidley Austin 39/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

If to Gold Wide:	Gold Wide Enterprises Limited c/o: ZHANG Xiongan (张雄安) P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

If to Silvery Boom:	Silvery Boom Limited c/o: XU Meijuan (徐梅娟) P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

If to Gold Hero:	Gold Hero Holdings Limited c/o: Deng Yuping (邓玉萍) P.O. Box 957, Offshore Incorporation Centre, Tortola, British Virgin Islands

If to Silver Harvest:	Silver Harvest Holdings Limited c/o: Liu Jin (刘金) P.O. Box 957, Offshore Incorporation Centre, Tortola, British Virgin Islands

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Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(h)	Governing Law. This agreement is governed by and construed in accordance with the laws of the British Virgin Islands without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the British Virgin Islands.

(i)	Amendments and Waivers. No amendment of any provision of this agreement will be valid unless in writing and signed by all Parties. No waiver by any Party of any provision of this agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be valid unless in writing and signed by the Party making such waiver, nor will any such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

(j)	Severability. Any term or provision of this agreement that is invalid or unenforceable in any situation in any jurisdiction does not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k)	Survival. Those covenants and agreements set forth in this agreement that, by their terms, are to have effect after the Closing shall survive for the period contemplated by such covenants and agreements.

(l)	Expenses. Each Party will bear each of its own costs and expenses (including legal fees and expenses) incurred in connection with this agreement and the transactions contemplated by this agreement. Without limiting the generality of the foregoing, all transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this agreement must be paid by Gold Wide and Silvery Boom when due, and each of Gold Wide and Silvery Boom shall, at its own expense, file all necessary tax returns and other documentation with respect to all such taxes, fees and charges, and, if required by applicable law, the Parties will, and will cause their Affiliates to, join in the execution of any such tax returns and other documentation.

(m)	Construction. The Parties have participated jointly in negotiating and drafting this agreement. If an ambiguity or question of intent or interpretation arises, this agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this agreement. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” means including without limitation.

(n)	Incorporation of Exhibits. The Exhibits identified in this agreement are incorporated in this agreement by reference and made a part hereof.

(o)	Governing Language. This agreement has been negotiated and executed by the Parties in English. If any translation of this agreement is prepared for convenience or any other purpose, the provisions of the English version prevail.

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(p)	Dispute Resolution.

(i)	The Parties shall resolve their disputes informally to the maximum extent possible. The parties shall negotiate all matters of joint concern in good faith, with the intention of resolving issues between them in a mutually satisfactory manner. Only disputes within the scope of this agreement are subject to this §13(p)(i). However, nothing in this §13(p)(i) precludes the parties from exercising their arbitration rights pursuant to §13(p)(iii) following the period specified in §13(p)(ii). Each Party will bear its own attorney’s fees and costs in connection with the internal dispute resolution process; except, to the extent the parties otherwise agree in writing to incur certain costs to support the internal dispute resolution process, such costs will be shared equally by the parties. No statements made in connection with internal dispute resolution efforts will be considered admissions or statements against interest by either party. The parties will not attempt to introduce such statements at any later trial, arbitration, or mediation between the parties.

(ii)	If a dispute, controversy, or claim arises out of or in relation to this agreement, then within seven (7) business days after a written request by either party, duly authorized representatives will promptly confer to resolve the dispute. If these representatives cannot resolve the dispute or either of them determines they are not making progress toward the resolution of the dispute within thirty (30) business days after their initial conference, then the dispute will be settled by arbitration in accordance with the UNCITRAL Arbitration Rules in force at the date of commencement of the arbitration.

(iii)	In any arbitration pursuant to this §13(p)(iii):

(A)	the place of arbitration will be Hong Kong;

(B)	the languages to be used in the arbitral proceedings will be English and Putonghua;

(C)	the appointing authority will be the Hong Kong International Arbitration Centre;

(D)	three arbitrators will be appointed, one each by the claimant and the respondent, and one (the “presiding arbitrator”) by the appointing authority; where there are multiple parties (whether as claimant and/or as respondent), the multiple claimants (jointly) shall appoint one arbitrator and/or the multiple respondents (jointly), shall appoint one arbitrator.

(iv)	When three arbitrators have been appointed in any arbitration, the award will be given by a majority decision. If there is no majority, the award will be made by the presiding arbitrator of the arbitral tribunal alone.

(v)	Any award given by an arbitral tribunal will be final and binding. By agreeing to arbitration, the parties waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, insofar as such waiver may validly be made and insofar as any award in such arbitration may not be refused enforcement under the provisions of the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

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(vi)	The parties hereby agree that their choice of the UNCITRAL Arbitration Rules is made pursuant to Article 19 of the UNCITRAL Model Law on International Commercial Arbitration. In addition to the UNCITRAL Arbitration Rules, the parties agree that the arbitration will be conducted according to the International Bar Association Rules of Evidence.

*****

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IN WITNESS WHEREOF, the Parties are executing this Share Purchase Agreement in multiple counterparts as of the date first above written.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

By:	/s/ Kwong Wai Sun Wilson
Name: Kwong Wai Sun Wilson
Title: President

Share Purchase Agreement

ENGEN INVESTMENTS LIMITED

By:	/s/ Kwong Wai Sun Wilson
Name: Kwong Wai Sun Wilson
Title: Director

Share Purchase Agreement

GOLD HERO HOLDINGS LIMITED

By:	/s/ XU KE
Name: XU KE (许可)
Title: Director

Share Purchase Agreement

SILVER HARVEST HOLDINGS LIMITED

By:	/s/ LIU Jin
Name: LIU Jin (刘金)
Title: Director

Share Purchase Agreement

GOLD WIDE ENTERPRISES LIMITED

By:	/s/ ZHANG Xiongan
Name: ZHANG Xiongan (张雄安)
Title: Director

Share Purchase Agreement

SILVERY BOOM LIMITED

By:	/s/ XU Meijuan
Name: XU Meijuan (徐梅娟)
Title: Director

Share Purchase Agreement

Exhibit A

Form of

sale and purchase agreement to be entered into between True Excel Holdings Limited as the purchaser and Huang Weiping (黄伟萍) and Zhang Huayi (张华义) as the vendors for the purchase of 100% interest in the share capital of Hunan Yin Lian Xiangbei Copper Company Limited (湖南银联湘北铜业有限公司)

Share Purchase Agreement